UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Rennova Health, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

759757 88 3

(CUSIP Number)

Seamus Lagan

931 Village Boulevard, Suite 905

West Palm Beach, FL 33409

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759757 88 3	13D	Page 2 of 10

1.	Names of Reporting Persons Seamus Lagan
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship Or Place Of Organization Ireland

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 11
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 11
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

CUSIP No. 759757 88 3	13D	Page 3 of 10

1.	Names of Reporting Persons Alcimede LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship Or Place Of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP No. 759757 88 3	13D	Page 4 of 10

1.	Names of Reporting Persons Epizon Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship Or Place Of Organization Commonwealth of the Bahamas

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP No. 759757 88 3	13D	Page 5 of 10

1.	Names of Reporting Persons P. Wilhelm F. Toothe, Trustee of The Shanoven Trust
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship Or Place Of Organization Commonwealth of the Bahamas

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP No. 759757 88 3	13D	Page 6 of 10

1.	Names of Reporting Persons The Shanoven Trust
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship Or Place Of Organization Commonwealth of the Bahamas

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP No. 759757 88 3	13D	Page 7 of 10

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D amends the Statement on Schedule 13D, dated November 2, 2015, as previously amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6 to Schedule 13D, with respect to the Common Stock, $0.0001 par value per share (the “Shares”), of Rennova Health, Inc., a Delaware corporation (the “Issuer”), filed by: Seamus Lagan; Alcimede LLC, a Delaware limited liability company (“Alcimede”); Epizon Ltd. (“Epizon”), a Bahamian international business corporation, which is wholly-owned by The Shanoven Trust, of which P. Wilhelm F. Toothe serves as the trustee; P. Wilhelm F. Toothe, as trustee of The Shanoven Trust; and The Shanoven Trust. Except as expressly amended below, Schedule 13D, dated November 2, 2015, as previously amended, remains in effect. All share numbers stated herein prior to July 31, 2020 do not reflect the 1-for-10,000 reverse stock split of the Shares that was effective at 5:00 p.m., Eastern time, on July 31, 2020.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended, and this Amendment No. 7 to Schedule 13D is being filed, to include the following:

(i) the exchange on December 23, 2019 by Alcimede of the 250,000 shares of the Issuer’s Series J Convertible Preferred Stock owned by Alcimede for 250,000 shares of the Issuer’s Series K Convertible Preferred Stock (the “Series K Preferred Stock”). Alcimede owned all of the Series K Preferred Stock. Each share of Series K Preferred Stock was convertible at any time at the option of the holder, into that number of Shares determined by dividing the stated value (which was $1.00 per share) of such share of Series K Preferred Stock, plus all accrued and unpaid dividends thereon, by the conversion price. The conversion price was equal to the average closing price of the Shares on the 10 trading days immediately prior to the conversion date. As of December 23, 2019, the shares of Series K Preferred Stock owned by Alcimede were convertible into 2,500,000,000 Shares.

Each holder of the Series K Preferred Stock was entitled to vote on all matters submitted to a vote of the holder of the Shares. Each share of Series K Preferred Stock was entitled to the whole number of votes equal to the number of Shares into which it was then convertible. The Series K Preferred Stock could vote with the Shares as if they were a single class of securities.

(ii) the exchange on May 5, 2020 by Alcimede of the 250,000 shares of Series K Preferred Stock owned by Alcimede for 250,000 shares of the Issuer’s Series L Convertible Preferred Stock (the “Series L Preferred Stock”). Alcimede owns all of the Series L Preferred Stock. The shares of Series L Preferred Stock are not convertible into Shares prior to December 1, 2020. From and after December 1, 2020, each share of Series L Preferred Stock is convertible, at the option of the holder, into that number of Shares determined by dividing the stated value (which is $1.00 per share) of such share of Series L Preferred Stock by the conversion price. The conversion price is equal to the average closing price of the Shares on the 10 trading days immediately prior to the conversion date.

Each holder of the Series L Preferred Stock is entitled to vote on all matters submitted to a vote of the holders of the Shares. Each share of Series L Preferred Stock shall be entitled to the whole number of votes equal to the number of Shares into which it is then convertible (or would be convertible, if prior to December 1, 2020). The Series L Preferred Stock shall vote with the Shares as if they were a single class of securities. As of May 5, 2020, the shares of Series L Preferred Stock were entitled to an aggregate of 2,500,000,000 votes.

(iii) the 1-for-10,000 reverse stock split of the Shares effective at 5:00 p.m., Eastern time, on July 31, 2020. As a result of the reverse stock split, every 10,000 Shares of pre-split stock were combined and reclassified into one Share. Stockholders who would have otherwise held a fractional Share received a cash payment in respect of such fraction of a Share. All outstanding preferred shares, stock options, warrants and equity incentive plans immediately prior to the reverse split generally were appropriately adjusted by dividing the number of Shares into which the preferred shares, stock options, warrants and equity incentive plans were exercisable or convertible by 10,000 and multiplying the exercise or conversion price by 10,000 as a result of the reverse split.

CUSIP No. 759757 88 3	13D	Page 8 of 10

(iv) the Voting Agreement and Irrevocable Proxy, entered into as of August 13, 2020 (the “Voting Agreement”), among the Issuer, Mr. Lagan, Alcimede and Christopher Diamantis, pursuant to which Mr. Diamantis granted an irrevocable proxy to Mr. Lagan to vote the Series M Convertible Preferred Stock (the “Series M Preferred Stock”) owned by Mr. Diamantis. Mr. Diamantis has retained all other rights under the Series M Preferred Stock.

Each holder of the Series M Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of the Shares. Regardless of the number of shares of Series M Preferred Stock outstanding and so long as at least one share of Series M Preferred Stock is outstanding, the outstanding shares of Series M Preferred Stock shall have the number of votes, in the aggregate, equal to 51% of all votes entitled to be voted at any meeting of stockholders or action by written consent.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

(i) As of December 23, 2019, Mr. Lagan may be deemed to beneficially own 2,500,053,384 Shares (or approximately 20.58% of the total number of Shares then currently deemed outstanding), which consists of 53,360 Shares owned of record by Mr. Lagan and 16 stock options owned of record by Mr. Lagan, and as to which Mr. Lagan may be deemed to have sole dispositive and voting power; and 8 Shares owned of record by Alcimede and 2,500,000,000 Shares into which the Series K Preferred Stock owned of record by Alcimede were convertible as of December 23, 2019. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede over the 8 Shares owned of record by Alcimede and the 2,500,000,000 Shares into which the Series K Preferred Stock owned of record by Alcimede were convertible as of December 23, 2019. Because the conversion price of the Series K Preferred Stock was determined by the average closing price of the Shares for the 10 trading days immediately prior to the conversion date, the number of Shares issuable upon conversion increased or decreased depending upon the market price of the Shares at any particular time. Such Shares do not include 17 Shares owned of record by Epizon and with respect to such Shares, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon shared dispositive and voting power. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee.

(ii) As of May 5, 2020, Mr. Lagan may be deemed to beneficially own 53,384 Shares (or approximately 0.0% of the total number of Shares then currently deemed outstanding), which consists of 53,360 Shares owned of record by Mr. Lagan and 16 stock options owned of record by Mr. Lagan, and as to which Mr. Lagan may be deemed to have sole dispositive and voting power; and 8 Shares owned of record by Alcimede. Mr. Lagan may be deemed to have shared dispositive and voting power with Alcimede over the 8 Shares owned of record by Alcimede. Such Shares do not include 17 Shares owned of record by Epizon and with respect to such Shares, The Shanoven Trust, P. Wilhelm F. Toothe, as trustee of The Shanoven Trust, and Epizon shared dispositive and voting power. Such Shares also do not include Shares owned by a third party entity, and which third party entity is owned by a trust of which P. Wilhelm F. Toothe serves as trustee. Alcimede also owned 250,000 shares of Series L Preferred Stock as of May 5, 2020. The Series L Preferred Stock, however, is not convertible into Shares prior to December 1, 2020, although, as of May 5, 2020, the shares of Series L Preferred Stock were entitled to an aggregate of 2,500,000,000 votes on all matters submitted to a vote of the holders of Shares, as described above. As a result, as of May 5, 2020, Mr. Lagan and Alcimede owned securities holding 20.2% of the total voting power of the Issuer’s voting securities. Because the conversion price of the Series L Preferred Stock is determined based on the market price of the Shares, the number of votes to which the Series L Preferred Stock is entitled will fluctuate.

(iii) As of 5:00 p.m., Eastern time, on July 31, 2020, Mr. Lagan may be deemed to beneficially own 11 Shares (or approximately 0.0% of the total number of Shares then currently deemed outstanding), which consists of five Shares owned of record by Mr. Lagan and six stock options owned of record by Mr. Lagan, and as to which Mr. Lagan may be deemed to have sole dispositive and voting power. Alcimede also owned 250,000 shares of Series L Preferred Stock as of July 31, 2020. The Series L Preferred Stock, however, is not convertible into Shares prior to December 1, 2020, although, as of July 31, 2020, the shares of Series L Preferred Stock were entitled to an aggregate of 116,279 votes on all matters submitted to a vote of the holders of Shares, as described above. As a result, as of July 31, 2020, Mr. Lagan and Alcimede owned securities holding 2.0% of the total voting power of the Issuer’s voting securities. Because the conversion price of the Series L Preferred Stock is determined based on the market price of the Shares, the number of votes to which the Series L Preferred Stock is entitled will fluctuate. Due to the reverse split, Mr. Lagan, Alcimede and Epizon all received cash in lieu of their fractional shares. After the reverse split, none of Alcimede, Epizon or The Shanoven Trust beneficially owned any Shares. All numbers in this paragraph (iii) give effect to the reverse split.

CUSIP No. 759757 88 3	13D	Page 9 of 10

(iv) As of August 13, 2020, Mr. Lagan may be deemed to beneficially own 11 Shares (or approximately 0.0% of the total number of Shares then currently deemed outstanding), which consists of five Shares owned of record by Mr. Lagan and six stock options owned of record by Mr. Lagan, and as to which Mr. Lagan may be deemed to have sole dispositive and voting power. Alcimede also owned 250,000 shares of Series L Preferred Stock as of August 13, 2020. The Series L Preferred Stock, however, is not convertible into Shares prior to December 1, 2020, although, as of August 13, 2020, the shares of Series L Preferred Stock were entitled to an aggregate of 217,391 votes on all matters submitted to a vote of the holders of Shares, as described above. In addition, Mr. Lagan has an irrevocable proxy to vote the Series M Preferred Stock owned by Mr. Diamantis. As a result, as of August 13, 2020, Mr. Lagan and Alcimede owned, or had the right to vote, securities holding 54.4% of the total voting power of the Issuer’s voting securities. Because the conversion price of the Series L Preferred Stock is determined based on the market price of the Shares, the number of votes to which the Series L Preferred Stock is entitled will fluctuate.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

On August 13, 2020, Christopher Diamantis, a former director of the Issuer, entered into the Voting Agreement with the Issuer, Mr. Lagan and Alcimede, pursuant to which Mr. Diamantis granted an irrevocable proxy to Mr. Lagan to vote the 22,000 shares of Series M Preferred Stock owned by Mr. Diamantis. Mr. Diamantis has retained all other rights under the Series M Preferred Stock, including the right to convert the Series M Preferred Stock into Shares. To the extent Mr. Diamantis does convert any Series M Preferred Stock into Shares, such Shares would also be covered by the irrevocable proxy granted to Mr. Lagan.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified by reference to the Voting Agreement, a copy of which is filed as an exhibit to this Amendment No. 7 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit 99.1 – Joint Filing Agreement pursuant to Rule 13d-1(k).*

Exhibit 99.2 – Voting Agreement and Irrevocable Proxy, dated as of August 13, 2020, by and among Rennova Health, Inc., Seamus Lagan, Alcimede LLC and Christopher Diamantis (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2020).

* Filed herewith

CUSIP No. 759757 88 3	13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2020	/s/ Seamus Lagan
Seamus Lagan, individually

August 26, 2020	Alcimede LLC

	By:	/s/ Seamus Lagan
Seamus Lagan, Sole Manager

August 26, 2020	Epizon Ltd.

	By:	The Shanoven Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee

August 26, 2020	The Shanoven Trust

	By:	/s/ P. Wilhelm F. Toothe
P. Wilhelm F. Toothe, Trustee